Exhibit 99.1

Introducing Arrival: Text for Subtitles

Denis

I’m getting this question like why arrival is different many times and I would say that actually everything is different, people, culture, technologies we are using, materials, components, method of manufacturing, the only thing which is probably similar to other companies that are products called van and bus. But everything else is different.

Automotive industry in the way how it is now was developing for more than 100 years. And it was a lot of innovations and a lot of optimization with the process. And today, we believe that industry with the conveyor line, which was invented more than hundred years ago, is on the maximum level of efficiency. What what we understood today, that is not enough, because we still get vehicles which are expensive, and that’s not sustainable. And that’s why we started arrival in January 2015. With idea to reinvent the way how vehicles are made.

Mike

Certainly one of the things that makes Arrival different is our microfactory approach to assembling and manufacturing vehicles.

A micro factory is a much much simpler process as compared to a legacy automotive manufacturing plant. A typical automotive assembly plant takes literally years to construct, we can do that whole thing in six months or less. So it’s maybe one six the amount of time and maybe one 10th of the capex if that.

Denis

The vehicle the way how they design today cannot be assembled by microfactories. Vehicle must be designed to be assembled by microfactories.

If you take a normal car today, only to make the body system, you need to have at least 1000 robots

In our case, all assembly processes less than 70 robots.

Rob

The brief was really clear from the start, how do we build vehicles at price parity with a conventional diesel vehicle. Now what that means when you’re putting a large, expensive heavy battery into a vehicle is that you need to make the body system lighter and lower cost.

The materials that we’re developing are thermoplastic based composites, and we can recycle those an infinite number of times, if you were to take a conventional steel panel and compare it to ours, then we’re less than half the weight. And we have far higher ductility. And what that means is the panel rebounds from impact. So rather than having to repair or replace, our panels actually survive much longer out in the field, massively reducing the potential repair bills for our customers.

Tracey

When you look at our elements components, they’re modular, they’re based on a 10 by 10, grid, they’re stackable, they’re plug and play. It’s, it’s amazing. Designing our products ourselves, owning the IP, giving us the ability to upgrade that, prioritise the products that we need, easy installation, easy replacement, agility for the future.

We invented grid based components, new material technologies to do the body systems and new software to manage our factories and also in vehicle software. So if you combine all those things together micro factories, components, materials, and the software, those are enabling technologies, which makes it possible to make best in class vehicles.

Avinash

We always get the question, why commercial vehicles first, and it’s actually because it’s an under served market. So right now you have very few vehicles that you can go and get and you’re not able to do anything bespoke or custom with those vehicles, you get what you get.

It’s a market that cares about the total cost of operating which electric vehicles enable, and arrival further enhances that. And then it’s a growing market. It’s a large segment, there’s 2 million vans by 2025, a total addressable market over 280 billion and arrival has the best in class product. We’re able to scale rapidly, we’re able to really use the technologies to enable these customers to improve their operations. We can work with cities and customers and we can create those at any volume. Again, using the same micro factory. So it’s a win win on both sides.

It’s the perfect time for companies like ours to step into this industry and actually change it. We found a way to break the role of economy of scale. We have a much better product, a green product, but it also has better pricing as well. And this perfect combination where you don’t need to have a compromise between being green or being efficient. So with our products, it comes together.